SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9


                Solicitation/Recommendation Statement Pursuant to
                       Section 14(d)(4) of the Securities
                              Exchange Act of 1934

                                 GIANT FOOD INC.
                            (Name of Subject Company)

                                 GIANT FOOD INC.
                      (Name of Person(s) Filing Statement)

               Class A Common Stock (Non-Voting), $1.00 par value
                         (Title of Class of Securities)

                                    374478105
                      (Cusip Number of Class of Securities)


                             David W. Rutstein, Esq.
                    Senior Vice President and General Counsel
                                 Giant Food Inc.
                                6300 Sheriff Road
                            Landover, Maryland 20785
                                 (301) 341-4100
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    Copy to:

                             Wayne K. Johnson, Esq.
               Jorden Burt Boros Cicchetti Berenson & Johnson LLP
                                 Suite 400 East
                       1025 Thomas Jefferson Street, N.W.
                             Washington, D.C. 20007
                                 (202) 965-8100

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         This     Amendment    No.    3    amends    and     supplements     the
Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 29, 1998 (the "Schedule 14D-9") on behalf of Giant Food Inc., a Delaware corporation (the "Company"), relating to the tender offer by Giant Acquisition Corporation, a Delaware corporation and indirect, wholly-owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zanstaad) (the "Purchaser"), to purchase for cash all of the outstanding shares of the Company's Class A Common Stock (Non-Voting), par value $1.00 per share (the "Shares"), at a price of $43.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery. All capitalized terms not defined herein are used as defined in the Schedule 14D-9.


ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 is amended by adding the following at the end thereof:

         On October 23, 1998, Royal Ahold issued a press release announcing that the Offer had expired at 5:00 p.m., New York City time, on Thursday, October 22, 1998, that based on information provided by the Depositary, a total of 59,224,361 Shares (or approximately 98.8% of the Shares outstanding) were validly tendered and accepted for payment, including 344,516 Shares subject to guarantee of delivery; that Royal Ahold intends promptly to effect a merger of the Purchaser with and into the Company resulting in the Company becoming a direct wholly-owned subsidiary of Ahold U.S.A., the U.S. holding company for Royal Ahold, and that each outstanding Share (other than Shares which are held directly or indirectly by the Company or Royal Ahold or any direct or indirect subsidiary of the Company or Royal Ahold, and Shares with respect to which appraisal rights are perfected under the Delaware General Corporation Law) will be converted into the right to receive $43.50 per Share in cash.







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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          GIANT FOOD INC.

                                          By: /s/ David W. Rutstein
                                            ----------------------------------
                                            David W. Rutstein
                                            Senior Vice President and General
                                             Counsel

Dated: October 23, 1998




























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